Hi [FIRST NAME],

I am writing with some exciting updates from Rayyan!

- Two Silicon Valley executives affiliated with DocuSign have agreed to become Advisors and Investors in Rayyan, including the Founder of DocuSign! This is very exciting news as we work on scaling the company!
- Rayyan signed an NDA to explore a relationship with a $200 million a year distributor of scientific tools to represent Rayyan to its 20,000 customers!
- In March, Rayyan experienced a 75% growth in monthly web traffic, exceeding over 600k unique visitors and experienced a record number of new sign-ups, over 14k researchers!
- Rayyan has surpassed 300k users and is growing now by more than 400 researchers and 500 research projects per day!
- On average 2.5% of researchers signing up subscribe to a paid plan, and as high as 10% of those who try the iOS app will make an in-app purchase. 1-10% is typical for freemium SaaS businesses so given that it is still early, these are very encouraging results!
- Rayyan is now generating consistent sales of ~$10k per month on average since the start of 2023, and this is without the benefit of upgrade triggers built into its web interface.
- An entirely new web user interface will be released this quarter that will include the upgrade triggers to help drive B2C sales, while we simultaneously add more resources to generate more B2B sales.
- I presented Rayyan at MIT's Demo Day to a group of angel investors and VCs, you can watch it here (5 minutes): https://vimeo.com/822803533/e968a5bce4?share=copy
- We are making progress on delivering some exciting new features on our product roadmap that we know users will love.

The above update gives you a sense for some of the strategic milestones we have been working on. With this progress, I will be turning my attention now back to completing our Wefunder campaign: https://wefunder.com/rayyan.systems/
Please write to me if you think you know one or more people who might like to invest.

Thank you for being part of our journey to accelerate research everywhere!

Bob